Wyrick Robbins Yates & Ponton LLP
ATTORNEYS AT LAW
4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607
PO Drawer 17803, Raleigh, NC 27619
P: 919.781.4000 F: 919.781.4865 www.wyrick.com
MEMBER OF MERITAS LAW FIRMS WORLDWIDE

September 18, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Daniel Morris
Division of Corporation Finance
Office of Energy & Transportation

Re:	flyExclusive, Inc.
Amendment No. 2 to Form S-1
Filed August 27, 2024
File No. 333-276627
Ladies and Gentlemen:
We write this letter on behalf of our client flyExclusive, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing (the “Registration Statement”), as set forth in the Staff’s letter dated September 13, 2024 (the “Comment Letter”). The relevant text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments.
Amendment No. 2 to Registration Statement on Form S-1
Plan of Distribution, page 108
1.We note your disclosure on page 108 that your selling stockholders may sell their securities in one or more underwritten offerings and purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts. Please confirm your understanding that the retention by a selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Division of Corporation Finance
September 18, 2024
The Company hereby confirms that it understands that the retention by a selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to the Company’s plan of distribution as set forth beginning on page 108 of the prospectus contained in the Registration Statement and would require the Company to file a post-effective amendment to the Registration Statement for such an offering. Such filing would be made to comply with the Company’s undertaking in Part II, Item 17 of the Registration Statement provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
* * * * *
The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at dreynolds@wyrick.com or by telephone at (919) 865-2805.

Sincerely,

WYRICK ROBBINS YATES & PONTON

/s/ Donald R. Reynolds
Donald R. Reynolds
cc: Thomas James Segrave, Jr., Chief Executive Officer and Chairman, flyExclusive, Inc.
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